NYCE COMPANIES, INC.

REVIEWED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2020



ANDY SKROBKO, CPA

(303) 999-7843
Andy.Skrobko@gmail.com

NYCE COMPANIES, INC.

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
NYCE Companies, Inc.

I have reviewed the accompanying balance sheet of NYCE Companies, Inc. as of December 31, 2020, and the related statements of income, retained earnings, and cash flows for the three months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



/s/ Andy Skrobko, CPA
June 30, 2021

NYCE COMPANIES, INC.
BALANCE SHEET
(Unaudited)
December 31, 2020

ASSETS

Current assets		
Cash	$	467,961
Investments		2,133,929
Total current assets	$	2,601,890
Other assets		4,965,000
Total assets	$	7,566,890

LIABILITIES

Current liabilities		1,212,787
Total liabilities	$	1,212,787

EQUITY

Shareholders equity		6,354,103
Total equity		6,354,103
Total liabilities and equity	$	7,566,890

See accompanying notes to financial statements.

NYCE COMPANIES, INC.
STATEMENT OF INCOME
(Unaudited)
Three Months Ended December 31, 2020

OPERATING REVENUE	$	5,340,296
OPERATING EXPENSES		3,997,767
	$	1,342,529
OTHER EXPENSES		
Rehab costs		12,906
Depreciation & amortization		1,953,670
Finance costs		1,691,043
Total other expenses	$	3,657,619
NET INCOME		(2,315,090)
Less net income attributable to minority interest (95%)		(2,199,336)
Net income attributable to NYCE Companies, Inc.	$	(115,755)

See accompanying notes to financial statements.

NYCE COMPANIES, INC.
STATEMENT OF CASH FLOWS
(Unaudited)
Three Months Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	(2,315,090)
Reconciliation of net income to net cash provided by operations:		2,044,569
Net cash provided by operating activities		(270,521)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash used for investing activities	(314,568)

CASH FLOWS FROM FINANCING ACTIVITIES

Due to related party

Net cash provided by financing activities	504,666

Cash at beginning of period	548,384
Change in cash during period	(80,423)
Cash at end of period	467,961

See accompanying notes to financial statements.

NYCE COMPANIES, INC.
STATEMENT OF RETAINED EARNINGS
(Unaudited)
December 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, OCTOBER 1, 2020 (INCEPTION)	$ -	-	$ -	$ -
Issuance of common stock	8,669,193	-	-	$ 8,669,193
Net income	-	-	-	(2,315,090)
ENDING BALANCE, DECEMBER 31, 2020	$ 8,669,193	$ -	$ -	$ 6,354,103

---

1. Summary of Significant Accounting Policies

The Company

NYCE Companies, Inc. (the "Company") was incorporated in the State of Delaware on January 8, 2020. The Company is located at 85 Broad St, 28th Fl., New York, NY 10004. The Company develops and operates tech-powered apartment buildings in NYC Metro and Philadelphia and Washington DC. Current projects include the first smart tech building in Jersey City, an AI-powered co-living building by Temple University, and the first minority-owned high rise in Jersey City. The Company's mission is to partner with 100,000 millennial investors to collectively own $1 billion of real estate.

The Company developed an app, enabling non-accredited investors to invest in the Company's portfolio, plus publicly-traded ETFs and REITs. The Company built a subscription community and maintains a strong social media presence across various platforms.

Assets Under Management

Assets under management ("AUM") of $211,307,425 as of December 31, 2020 represent assets managed by the Company of which we retain a minority interest.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

Other assets

Other assets include intellectual property, technology based on competitors' and comparable valuation.

Current Liabilities

The Company considers all liabilities due within twelve months to be current liabilities. These include accrued interest.

1. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of December 31, 2020.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on the Company's financial position.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Due to Related Party

The Company does not hold any liabilities payable to related parties.

5. Subsequent Events

The Company has evaluated subsequent events through June 30, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.